UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Leaf Group Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52177G102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,241,645
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,241,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,241,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.49%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

70,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,311,645
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,311,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,311,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.69%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,311,645
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,311,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,311,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.69%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,311,645
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,311,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,311,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.69%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 52177G102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Shares”), of Leaf Group Ltd., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1655 26th Street, Santa Monica, CA 90404.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“VIEX Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One and Series Two;

(iv)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and Series Two; and

(v)	Eric Singer, as managing member of each of VIEX GP and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)      The address of the principal office of each of the Reporting Persons is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160.

(c)       The principal business of Series One and Series Two is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One and Series Two. The principal business of VIEX Capital is serving as the investment manager to Series One and Series Two. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 52177G102

(f)       Each of Series One, Series Two, VIEX GP, and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,241,645 Shares beneficially owned by Series One is approximately $9,965,397, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 70,000 Shares beneficially owned by Series Two is approximately $301,700, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,535,064 Shares outstanding, which includes 27,390,064 Shares outstanding as of October 26, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2020, plus 7,145,000 Shares to be issued on December 14, 2020, as reported by the Issuer on Form 8-K and Form 424B5 filed December 11, 2020.

CUSIP No. 52177G102

A.	Series One

(a)	As of the date hereof, Series One beneficially owned 2,241,645 Shares.

Percentage: Approximately 6.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,241,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,241,645

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two

(a)	As of the date hereof, Series Two beneficially owned 70,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,000

(c)	The transactions in the Shares by Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,241,645 Shares owned by Series One and (ii) 70,000 Shares owned by Series Two.

Percentage: Approximately 6.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,311,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,311,645

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of Series One and Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 52177G102

D.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,241,645 Shares owned by Series One and (ii) 70,000 owned by Series Two.

Percentage: Approximately 6.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,311,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,311,645

(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,241,645 Shares owned by Series One and (ii) 70,000 owned by Series Two.

Percentage: Approximately 6.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,311,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,311,645

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 29, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 52177G102

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX GP, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated December 29, 2020.

CUSIP No. 52177G102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2020

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	618,421	4.5350	12/10/2020
Purchase of Common Stock	69,386	4.7350	12/11/2020
Purchase of Common Stock	52,784	4.6948	12/14/2020
Purchase of Common Stock	75,000	4.6024	12/15/2020
Purchase of Common Stock	74,762	4.6234	12/16/2020
Purchase of Common Stock	10,000	4.6300	12/16/2020
Purchase of Common Stock	62,373	4.5966	12/17/2020
Purchase of Common Stock	93,000	4.5962	12/17/2020
Purchase of Common Stock	50,000	4.6103	12/18/2020
Purchase of Common Stock	5,919	4.4351	12/22/2020
Purchase of Common Stock	1,130,000	4.3000	12/23/2020

VIEX opportunities fund, LP – Series TWO

Purchase of Common Stock	70,000	4.3000	12/23/2020